Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

ANNOUNCEMENT

CONNECTED TRANSACTION IN RELATION TO

GRANTING OF OPTION TO A CONNECTED PERSON AND

THE ENTERING INTO AN AMENDMENT TO

SHAREHOLDERS’ AGREEMENT

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company”) (SEHK Stock Code: 6883) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, announces an amendment to the Shareholders’ Agreement in connection with the Studio City Project.

INTRODUCTION

On July 27, 2011, the Company acquired a 60% equity interest in SCI, the developer of the Studio City Project, which is envisaged to be a large scale integrated entertainment, retail and gaming resort to be developed in Macau by the Company and the other shareholder in SCI, New Cotai.

MCE Cotai, New Cotai, Melco Crown Entertainment and SCI entered into a shareholders’ agreement, dated July 27, 2011 (the “Shareholders’ Agreement”), which governs their relationship in connection with, and the conduct and operations of SCI Group. Pursuant to the Shareholders’ Agreement, MCE Cotai and New Cotai agreed to invest equity capital in SCI up to an aggregate amount of US$800 million (“Original Capital Commitments”), of which US$150 million has been funded by the Shareholders prior to the date of this announcement. The Shareholders now agree to increase the intended equity portion of funding, and still plan to proceed with a combination of bank loans and other forms of debt financing for Studio City Project (the “Project Financing”).

AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT

The Shareholders entered into an amendment to the Shareholders’ Agreement (the “Amendment”) on September 25, 2012 to vary certain terms of the Shareholders’ Agreement to the effect, among others:

(1)	MCE Cotai commits to invest a further US$350 million of equity capital in SCI; and

(2)	MCE grants to New Cotai of the New Cotai Equity Option (as described in the Amendment) exercisable in its sole discretion.

The Amendment has been negotiated on an arm’s length basis between the parties to the Shareholders’ Agreement. The Amendment shall take effect from the date of signing and its purpose is to facilitate the continued development, construction and funding of the MSC Property.

Save as disclosed above, other terms and conditions of the Shareholders’ Agreement remain the same in all material respects.

REASONS FOR ENTERING INTO THE AMENDMENT

The principal reason for entering into the Amendment and the grant of the New Cotai Equity Option is to facilitate the continued development, construction and funding of the MSC Property. The New Cotai Equity Option is granted such that MCE Cotai and New Cotai may preserve their existing interests in SCI. The directors (including the independent non-executive directors) consider that the Amendment (including the grant of the New Cotai Equity Option) is entered into on normal commercial terms, is fair and reasonable, and in the interests of the Company and its shareholders as a whole.

MCE FOLLOW ON COMMITMENT

Pursuant to the Amendment, MCE Cotai agrees to purchase further Securities up to a maximum aggregate amount equal to US$350 million (“MCE Follow On Commitment”). SCI shall issue such Securities pursuant to a valid capital call made in accordance with the Shareholders’ Agreement, and the per share issue price for such Securities shall be determined based on an aggregate equity value which will be calculated based on a project value agreed between the parties.

NEW COTAI EQUITY OPTION

Subject to the terms set out in the Amendment, at any time during the Option Duration, New Cotai shall have the option, exercisable in its sole discretion, to acquire from MCE Cotai a Financial Interest in the MCE Follow On Commitment in an amount up to but not exceeding 40% (“New Cotai Equity Option”). The New Cotai Equity Option may only be exercised once.

At the closing of the exercise of the New Cotai Equity Option, the Shareholders’ Agreement shall be amended to reflect the change in the Financial Interests held by the Shareholders in the MCE Follow On Commitment as a result of the closing of the New Cotai Equity Option. In the event that New Cotai does not exercise the New Cotai Equity Option, and MCE Cotai purchases all of the Securities under the MCE Follow On Commitment, New Cotai’s interest in SCI and the Studio City Project will be diluted and MCE Cotai’s interest will be increased at most to approximately 67%, on the assumption that neither party defaults on any call for the Original Capital Commitments.

If, at the closing of the exercise of the New Cotai Equity Option, there are Securities outstanding that were issued to MCE Cotai in respect of the MCE Follow On Commitment (“Subject Securities”), then at such closing, New Cotai shall purchase and acquire from MCE Cotai, and MCE Cotai shall transfer to New Cotai, a number of Subject Securities equal to the product of (x) the total number of Subject Securities then held by MCE Cotai, multiplied by (y) the Financial Interest in the MCE Follow On Commitment being acquired by New Cotai at the closing of the New Cotai Equity Option. Such Subject Securities shall be transferred to New Cotai free of any Encumbrances (except any Encumbrances in favor of any third party lender to the MSC Property (“Project Lender”)). New Cotai has also agreed that it will grant such Encumbrances over the Subject Securities purchased by it that may be requested by the Project Lenders subsequently to New Cotai’s purchase. The purchase price for such Subject Securities shall be the same as the issue price paid for such Subject Securities by MCE Cotai. Upon transfer, SCI shall update the share register to reflect the transfer of such Subject Securities from MCE Cotai to New Cotai.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, New Cotai is a substantial shareholder of SCI, which is a non-wholly owned subsidiary of the Company, therefore it is a connected person of the Company within the meaning of the Listing Rules. Hence, the issue of the New Cotai Equity Option to New Cotai by MCE Cotai constitutes a connected transaction for the Company pursuant to Rule 14A.13(5) of the Listing Rules. The entering into the Amendment also constitutes a connected transaction for the Company.

Since the applicable percentage ratios in respect of the granting of the New Cotai Equity Option is less than 5%, such connected transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

On the exercise of New Cotai Equity Option, such exercise will be announced by the Company as soon as reasonably practicable.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

Encumbrance	an interest or power:

(a) reserved in or over an interest in any asset; or

(b) created or otherwise arising in or over any interest in any asset under any mortgage, charge, pledge, lien, hypothecation, trust or bill of sale, by way of security for the payment of a debt or other monetary obligation or the performance of any other obligation

Financial Interest	as at the date of this announcement, the financial interest in SCI belonging to New Cotai and MCE Cotai is 40% and 60%, respectively; and in respect of any successor Shareholder who has entered into a deed of accession, the interest specified in that deed as may be increased or decreased pursuant to the Shareholders’ Agreement

MCE Cotai	MCE Cotai Investments Limited, a company incorporated in the Cayman Islands and a wholly-owned subsidiary of the Company

MSC Property	Studio City Project to be developed and operated on the land (defined in the Shareholders’ Agreement) in Cotai area, Macau

New Cotai	New Cotai, LLC, a Delaware limited liability company, ultimately controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.

Option Duration	the period commencing on the Project Financing closing date and ending on the six month anniversary thereof

SCI	Studio City International Holdings Limited, formerly known as Cyber One Agents Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by MCE Cotai and 40% owned by New Cotai

Security	a fully paid share in the capital of SCI carrying the rights and obligations set out in the Shareholders’ Agreement and its constitutive documents

SCI Group	SCI and its subsidiaries

Shareholders	the shareholders of the Securities from time to time

Studio City Project	an integrated resort comprising entertainment, retail and gaming facilities proposed to be developed under the Shareholders’ Agreement

ABOUT MELCO CROWN ENTERTAINMENT LIMITED

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (SEHK Stock Code: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 2,100 gaming machines in ten locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a large integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of the Company.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

By Order of the Board of
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Hong Kong, September 25, 2012

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.